SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated June 10, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 28, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited

(Incorporated in Hong Kong with limited liability)
(Stock code: 0008)

Announcement

PCCW Limited (the “Company”) has noted today’s increase in the price and the trading volume of the shares of the Company and wishes to state that, apart from the following matters, the Company is not aware of any reasons for such movements.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Company has noted the increase in the price and trading volume of the shares of the Company today and wishes to state that save as disclosed below, the Company is not aware of any reasons for such movements.

The Company refers to its announcement dated May 18, 2004 regarding its confidential discussions with China Network Communications Group Corporation in relation to strategic and business co-operation opportunities. The discussions are continuing but no definitive agreement or letter of intent has yet been signed. The Company also notes that Reach Ltd., and its shareholders, Telstra Corporation Limited and the Company, are engaged in discussions with Reach’s lenders in relation to a possible restructuring of its existing syndicated term loan facility. Further announcement(s) with regard to these various discussions will be made as and when appropriate.

The Company also confirms that, save as referred to above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule13.23 of the Listing Rules. Also, neither the Company nor the Board is aware of any other matter discloseable under the general obligation imposed by Rule13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, June 10, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
 Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
 Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
 Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS,
JP; Sir Roger Lobo, CBE, JP; Aman Mehta